VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

February 5, 2008

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

THE UNITED STATES
SECURITIES EXCHANGE COMMISSION
50-00-0001

FEB 06 2008

For credit to the
U.S.Treasury

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

08000663

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Enclosures

United States Sec Filing
February 5, 2008

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated January 3, 2008.

Correspondence with Securities Commission(s)

2. Consent of Qualified Person for Release of Information.
3. National Instrument 43-101 – Technical Report on the Fish Creek (Gold) Prospecting Licence Area, Matthews Ridge Area, North West District, Northern Guyana – dated December 14, 2007.
4. Notice and Information Circular for January 22, 2008, Annual and Special General Meeting of Shareholders.
5. Form of Proxy for January 22, 2008, Annual and Special General Meeting of Shareholders.
6. Annual Request for Financial Statements and MD&A.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 3, 2008

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): **82-3339**
VR2 - FWB

VALGOLD FILES TECHNICAL REPORT ON THE FISH CREEK PL, MATTHEWS RIDGE AREA, NORTH WEST DISTRICT GUYANA

ValGold Resources Ltd. ("ValGold") is pleased to announce the completion of the NI 43-101 technical report on the Fish Creek Prospecting License ("the Property"), written by Henry M. Meixner, P. GEO.

The Property consists of a single Prospecting License ("PL") covering an area of about 14,765 acres or 5975 hectares located approximately 235 kilometres west of Georgetown. The area was explored between 1994 and 1997 by Golden Star Resources Ltd. Golden Star carried out a comprehensive and well-integrated exploration program including a variety of ground work and airborne geophysical surveys. This work delineated an 8 km x 4 km area of favorable gold-prospective greenstone amphibolite units contained within a major fold structure that is truncated by a thrust fault and that exhibits extensive and widespread geochemical gold anomalous areas that have been inadequately tested by drilling and trenching.

The geology of the Fish Creek area consists of lower Proterozoic Barama Group of metamorphosed volcanic, sedimentary and intrusive rocks. The Barama Group is highly prospective for shear-hosted as well as for intrusive-related gold deposits like those found elsewhere throughout similar greenstone strata in the Guiana Shield in Guyana at Omai, Tassawini, Million Mountain and Toroparu and in Venezuela at Las Cristinas and Brisas. The gold-favorable geology of Fish Creek comprises two major greenstone units that make up a southeasterly plunging fold which is truncated by a thrust along its southern flank. Elevated gold values are exhibited in soils and in saprolite along the thrust structure over 6 kilometer strike length within the Property.

Trenching and limited shallow drilling by Golden Star at selected localities identified sporadic and discontinuous intervals of low-sulphide gold mineralization within the greenstones that do not explain the intensive and widespread occurrence of gold anomalies throughout the license area. A deeper source of sub-surface gold mineralization is therefore indicated under at least two localities that have not been adequately explored by the past drilling.

The southern-central zone of anomalous gold-in-soils and saprolite is deemed to be a high priority target for further exploration for shear-hosted greenstone gold mineralization related to brittle fracturing within the thrust zone throughout its entire 6 km length. The northern-central geochemical gold anomalous area that measures 3km x 2km is also prospective for intrusive-related and greenstone-hosted gold mineralization at an intrusive center at the crest of the fold where the highest geochemical gold anomalies occur.

In the first part of 2008, an in-depth review of all the historical work will be done with the purpose of defining priority areas for follow-up work including trenching and where warranted drilling. The technical report filed on the Property recommends an initial program budget of approximately $860,000 and ValGold intends to complete much of this work during the next 12 to 16 months.

For further details on the Property, the NI 43-101 report will be filed on www.sedar.com.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has

instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

CONSENT OF QUALIFIED PERSON FOR RELEASE OF INFORMATION

Henry M. Meixner, P. Geo.
675 West 32nd Avenue,
Vancouver, B.C. V5Z 2J8
Canada
Tel; 604 874 8930 E-mail: hmeixner@shaw.ca

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

I, Henry M. Meixner, P. Geo., do hereby consent to the filing of the written disclosure of the technical report titled "Technical Report on the Fish Creek (Gold) Prospecting Licence Area, North West District, Northern Guyana" and dated December 14, 2007 (the Technical Report), and any extracts from or summary of the Technical Report in a press release filed by ValGold Resources Ltd. dated January 3, 2008, and to the filing of the Technical Report with the securities regulatory authorities and stock exchanges referred to above.

I also certify that I have read the press release filed by ValGold Resources Ltd. dated January 3, 2008, and that it fairly and accurately represents the information in the Technical Report that supports the Company's aforementioned press release.

Dated this 24th Day of January, 2008.

Henry M. Meixner, P. Geo.


PROFESSIONAL
PROVINCE OF
H. H. M. MEIXNER
BRITISH COLUMBIA
GEOSCIENTIST

TECHNICAL REPORT ON THE

FISH CREEK (GOLD) PROSPECTING LICENCE AREA

MATTHEWS RIDGE AREA, NORTH WEST DISTRICT

NORTHERN GUYANA

(UTM 838000 N; 812000 E)

PREPARED FOR

VALGOLD RESOURCES LTD.



BY

HENRY M. MEIXNER, P. GEO.

December 14, 2007

TABLE OF CONTENTS

ILLUSTRATIONS

1.0 SUMMARY

ValGold Resources Ltd. has entered into an option agreement with Guiana Shield Resources Inc. whereby Valgold can acquire a 100% interest in the Fish Creek Prospecting Licence, near Matthews Ridge in the Northwest District of Guyana. ValGold can acquire it's interest over 4 years by issuing 700,000 shares, paying the optionor a total of $ US250,000 cash and completing exploration work totaling $ US1,000,000 dollars. Upon vesting Valgold may purchase 1% of the 2% net smelter royalty from the optionor for US $ 1,000,000.

This report reviews and assesses the recent exploration work carried out over the Fish Creek Licence by Golden Star Resources Ltd. from 1994 to 1997, prior to the property's acquisition by Guiana Shield Resources Inc., and proposes additional drilling of selected favourable gold target areas that have been insufficiently tested in the past. ValGold now wishes to further test major structural and lithological gold targets in the lower Proterozoic greenstones, that have only been partially tested in the past by trenching and limited shallow drilling and for which the enhanced and widespread geochemical gold-anomalous areas have not been explained by past work.

The 5 km x 4.5 km Fish Creek Gold Prospecting Licence Area, near Matthews Ridge in northern Guyana, contains an extensive area of Lower Proterozoic Barama Group metamorphosed volcanic, sedimentary and intrusive rocks that are highly prospective for shear-hosted and intrusive-related greenstone gold deposits such as occur throughout similar greenstone strata on the Guiana Shield at Omai, Tassawini and Toroparu in Guyana and at nearby Las Cristinas and Brisas in Venezuela.

The property, consisting of a Prospecting Licence of about 14,765 acres or 5975 hectares over dimensions of 5 km x 4.5 km and that is defined by UTM coordinates of 838000 N and 812000 E at its centre, has been explored in the recent past by Golden Star Resources Ltd. in 1994 to 1997. A comprehensive and well-integrated program of aeromagnetic and grid-based auger sampling and mapping has delineated an 8 km x 4 km area of favourable gold-prospective greenstone amphibolite units contained within a major fold structure that is truncated by a thrust fault and that exhibits extensive and widespread geochemical gold anomalous areas that have heretofore been inadequately tested by drilling and trenching.

The gold-favourable geology comprises two major greenstone units that make up a southeasterly plunging fold which is truncated by a thrust along its southern flank and which exhibits elevated gold values in soils/saprolite along the thrust structure over 6 kilometres. The M18-M tuffaceous amphibolite unit may contain shear-hosted greenstone gold mineralization, related to brittle fracturing within the thrust structure at depth, and further drilling is therefore recommended.

It is recommended that the southern-central zone of anomalous gold in soils be explored by drilling along the thrust fault linear between 1200E and 800W. Initially, 16 100-metre, vertical, reverse circulation holes should be drilled on 50 metre centres to delineate the

most gold-prospective areas to be then followed by diamond core drilling of at least 4 400 metre inclined holes, positioned normal to the thrust and/or stratigraphy, in either a drill fence or fan alignment.

The central portions of the fold contain a favourable greenstone amphibolite unit, M18-2T, that contains a number of intrusive stocks, 1D-2T, that are also geochemically anomalous in gold in soils. The clustering of the geochemical anomalies about the intrusive centers may indicate a potential for intrusive "porphyry"-style gold mineralization, either gold-only or in combination with copper, that should be tested by drilling, particularly in the axial region of the fold.

It is recommended that the northern-central zone of anomalous gold in soils be explored by drilling in the area between 2000E and 1400E, just south of the intrusive stock and quartz dike and within the most intensive gold-anomalous part of the soil anomaly. This should consist of 16 100-metre reverse circulation holes on 50 metre centres followed by diamond drilling a fence of 4 400-metre inclined holes across the gold anomaly, the quartz dike and the intrusive body.

It is recommended that the sum of US $ 801,600 dollars be allocated for the completion of this work.

2.0 INTRODUCTION

The author, H. M. Meixner, P. Geo., was retained by ValGold Resources Ltd. to prepare a Technical Report on the Fish Creek Gold Prospecting Licence (PL) of northwestern Guyana at the request of Mr. Stephen Wilkinson, president of ValGold. This report summarizes the exploration work carried out over the Fish Creek Area by Golden Star Resources Ltd. during the period of 1994 to 1997. The report describes the past exploration work and assesses the significance of these results and proposes a further program of exploration with the aim of outlining a potential economic gold resource. This report is written in compliance with the requirements set out in National Instrument 43-101 and Form 43-101F1 and is in support of documentation to be filed with the British Columbia Securities Commission the Alberta Securities Commission and/or the TSX Ventures Exchange and/or other regulatory authorities.

ValGold Resources Ltd. has entered into an option agreement with Guiana Shield Resources Inc. whereby ValGold may acquire a 100% interest in the Fish Creek Prospecting Licence in the North West District of Guyana. ValGold may acquire it's interest over the next 4 years by issuing the optionor 700,000 shares in 5 tranches and paying the optionor a total of $ US 250,000 cash in 5 tranches and completing exploration expenditures of US $ 1,000,000. Once vested, ValGold's interest is subject to a 2% net smelter return 1% of which may be purchased from the optionor for US $ 1,000,000. Additionally, until the Licence is converted into a mining permit, ValGold will make annual advance royalty payments to the optionor of US $ 50,000.

ValGold Resources Ltd. is a public company that wishes now to conduct further gold exploration over the Fish Creek Licence Area. The company proposes to expand the scope of exploratory work on the established gold-anomalous areas which have been outlined by the past work by Golden Star and which may has been insufficiently tested by the historic drilling and trenching. Also, it wishes to outline new areas of potential gold mineralization that have been shown to be associated with the most prospective structures and lithologies and to test these further by drilling.

The information in this report was obtained from Mr. H. N. Shields in the form of several summary reports, maps and internal documents that were produced by geological consultants for Golden Star Resources Ltd. and for Guiana Shield Resources Inc. Mr. Shields was the manager of exploration for Golden Star Resources during the period of 1994 to 1997, when the initial exploration work was carried out by Golden Star. Included in this report is information contained in a Golden Star Resources Ltd. "Final Exploration Report on the Fish Creek Prospecting Licence for the period June 21, 1996 to June 20, 1997" by Hilbert N. Shields, MSc. and Robert A. Yambrick, MSc., dated June 1997. Also included, is information from a Geological Summary Report compiled by Shields for Guiana Shield Resources Ltd. dated February 2007. All sources of information are listed in the References section.

Mr. Shields, president of Guiana Shield Resources Ltd., accompanied the writer in the field during a three day visit to the Fish Creek License area on June 28 to 30, 2007 to

view areas of trenching, historic and recent alluvial gold workings and drill hole locations, and to take a number of selected samples from a mineralized trench. Additional information, relating to the geology, surface workings and License boundaries was provided by Shields at the offices of Guiana Shield Resources Inc. in Georgetown in the form of digital illustrations which are presented throughout this the report.

3.0 RELIANCE ON OTHER EXPERTS

The author has relied upon the information provided by Mr. H. N. Shields of Guiana Shield Resources Inc. regarding mineral titles, surface rights, water rights and environmental issues that pertain to the Fish Creek Prospecting Licence Area. I did not investigate mineral titles or any legal matters pertaining to them. As provided to me by Mr. Shields, I examined the document entitled "Fish Creek Prospecting Licence – NW Guyana, Mathews Ridge Area, North West District, Mining District # 5, GS 14: G-64, PL 01/2007" granted to Hilbert N. Shields, principal of Guiana Shield Resources Inc. (a Private Guyana incorporated company engaged in minerals exploration in Guyana), that represents Mr. Shields's ownership of the Fish Creek Prospecting Licence of approximately 14,765 acres (5975 hectares). This document is registered with the Guyana Geology and Mines Commission under section 30 of the Mining Act of 1989. The licence is granted to explore for gold and diamonds, all other precious metals and stones, all base metals, radioactive minerals and all rare earths but not including manganese and iron ore. The rental fee has been paid for the year 2007.

I have relied on the descriptions and illustrations of the exploration work carried out by Golden Star Resources Ltd. as set out in the Final Exploration Report of 1997 and to a description of exploration results described in a Geological Summary Report on the Fish Creek Prospecting Licence compiled by Shields and dated February 2007. Also included is information provided by two geological consultants to Golden Star Resources concerning geologic interpretations of regional structures relating to geochemical gold-in-soil-anomalies and potential bedrock gold mineralization as described by Bardoux (1997) and Badham (1997).

4.0 PROPERTY DESCRIPTION AND LOCATION

The Fish Creek Licence Area is comprised of one Prospecting Licence that covers an area of approximately 14,765 acres or 5975 hectares. It is about 5km long and 4.5 km wide and was acquired by computer staking and thus has not been surveyed in the field. The corner points of the licence area are designated as UTM coordinates on the tile document registered at the Guyana Geology and Mines Commission (GGMS). A central geographic point on licence area occurs along the access road where it passes the locations of trench TR-14 and drill holes FI-96/2 and FI-96/1 – this point is designated by UTM coorninates 810347 E and 835920 N. The Fish Creek property is shown on Figure 1 and on Figure 2 along with access routes to nearby placer mining and exploration localities.


64°W
08°
REPUBLIC OF GUYANA
SOUTH AMERICA
Anna Regina
Georgetown
FISH CREEK PROSPECTING LICENCE AREA
KILOMETRES
0
50
100
VALGOLD RESOURCES LTD.
FISH CREEK (GOLD) PROSPECTING LICENCE
MATTHEWS RIDGE AREA, GUYANA
LOCATION MAP
DATE: November, 2007
SCALE: As shown
FIGURE: 1


FISH CREEK
GOLD PROPERTY
Port Kaituma
Fish Creek Area
VENEZUELA
Barima
Five Star River
Arakaka
Tassawini
Matthew's Ridge
Baramita
Barama
River
TUMEREMO
GUYANA
ATLANTIC
OCEAN
GEORGETOWN
Parika
Cuyuni
River
Bartica
Mazaruni
Essequibo
River
Demerara
River
FISH CREEK
GOLD PROPERTY
Fish Creek Area
Five Star
Arakaka
Matthew's Ridge
KILOMETRES
0 1 2 3 4 5
KILOMETRES
0 10 20

VALGOLD RESOURCES LTD.		
FISH CREEK (GOLD) PROSPECTING LICENCE		
MATTHEWS RIDGE AREA, GUYANA		
LOCATION AND ACCESS MAP		
DATE: November, 2007	SCALE: As shown	FIGURE: 2



800000mE
805000mE
810000mE
815000mE
820000mE
825000mE
830000mE
835000mE
850000mN
845000mN
840000mN
835000mN
830000mN
825000mN
STRATA PL
SACRE-COEUR GUY PL
STRATA GOLD RECON
Five Star Property Boundary
N
Barima River
Access Road
Matthews Ridge
Airstrip
5 Star Trail
LEGEND
Fish Creek PL
Prospecting Permits
Matthews Ridge PL
Recon Permits (PGGS)
KILOMETRES
0 1 2 3 4 5
VALGOLD RESOURCES LTD.
FISH CREEK (GOLD) PROSPECTING LICENCE
MATTHEWS RIDGE AREA, GUYANA
CLAIM MAP
DATE: November, 2007
SCALE: As shown
FIGURE: 3

The Fish Creek Prospecting Licence is designated as "GS 14: G-64, PL 01/2007" in the records of the Guyana Geology and Mines Commission and granted to Hilbert N. Shields of Guiana Shield Resources Inc. The area is shown on Figure 3.

Mineral Tenures in Guyana allow for four scales of operation. These include "small scale claims" of 1500 ft. x 800 ft. or a river claim consisting of one mile of navigable river. "Medium Scale Prospecting Permits and Mining Permits" cover between 140 to 1200 acres each and are restricted to ownership by Guyanese. However, foreigners may enter into joint venture arrangements whereby the two parties jointly develop the property. "Prospecting Licences" covering between 500 and 12,800 acres are granted to foreign companies. Large areas for geological surveys are granted as "Permission for Geological and Geophysical Surveys" with the objective of applying for Prospecting Licences over favourable ground.

In the case of the Fish Creek Prospecting Licence, the original licence area contained 12,800 acres, but a central, square portion was excluded, as was a portion along the northern perimeter. These previously excluded areas have now (as of September 2007) been incorporated, by permission of the GGMC, into the expanded licence area of approximately 14,765 acres or 5975 hectares, as shown in Figure 3.

Rental rates for Prospecting Licences are US $0.50 per acre for the first year; US $0.60 for the second year, and US$ 1.00 for the third year. An application fee of US $100.00 and a Work Performance Bond, equivalent to 10% of the approved budget for the respective year, is also payable. The term for Prospecting licences is for three years with two rights of renewal for one year each.

The property is defined by GPS location points, however the boundaries have not been formally surveyed on the ground. Diamond drill holes, lines of auger holes and trenches have, however been surveyed by hand GPS throughout the property by previous workers.

I am not aware of any environmental liabilities relating to the exploration of the Fish Creek project. No additional permits are required to carry out the work that is proposed on the Fish Creek Licence Area.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Fish Creek PL is situated 235 kilometres west of Georgetown and is best accessed by chartered aircraft from Ogle airfield in the capital to the Matthews Ridge airstrip – a flight of 1.4 hours. The property is located 3.8 km SW of the regional capital of Port Kaituma and about 1 km north of Matthews Ridge in the North West Mining District of Guyana in sector 4SE, near the border with Venezuela. The property may also be reached by road and barge requiring a two day trip from Georgetown via the Atlantic Ocean to Port Kaituma harbour and then a 3 km trip by all-weather road to Matthews Ridge and thence onto the property along dirt roads. Figures 1, 2 and 3 show the access routes into the property area.

The property is in hilly to gently undulating deep jungle terrain with relief in the order of 50 to 120 metres. Temperatures range from 25° to 30° C throughout most of the year. A wet season occurs in December to February and a second wet period occurs from May to June during which time roads become muddy and occasionally impassable thus impeding mining operations temporarily. The dry season lasts from July to November and this is the most advantageous time to carry out exploratory operations especially where transport of heavy equipment is involved.

Abundant labour with a wide variety of mining and mechanical equipment experience is available throughout Guyana where artisan placer gold and diamond mining is a widespread activity in the central northern part of the country. Water for drilling is readily available throughout the year. Several main gravel roads provide access throughout the property and minor spurs connect old placer mining areas to the main roads.

6.0 HISTORY

Historic exploration for alluvial gold and diamonds in central and northern Guyana dates back to about 1887. Alluvial gold workings in the larger area surrounding the Fish Creek Licence are known from about 1900 onwards, at Tassawini, Perseverence-Monosse Goldfield, Arawatta Goldfield and at White Creek-Kaituma Goldfield, among others.

Recent systematic reconnaissance exploration was initiated at Fish Creek in 1994 when Golden Star Resources Ltd. began a program of regional exploration with an airborne magnetometer survey and stream sediment geochemical survey on the Five Star block and the Wenamu block Geological and Geophysical Survey Permit (GGSP), then under a Prospecting Licence.

The 1994 Phase I reconnaissance work included a high sensitivity magnetic and radiometric survey that showed discrete magnetic features that could be interpreted as mappable lithological variants over the area as well as northwesterly and northeasterly lineaments. Stream sediment sampling included 35 drainage samples, 27 pan concentrates and 25 rock samples from traverse lines over the entire Fish Creek area. Stream sediments were spaced at an average of one sample per 3 km^2. Samples were analyzed by ICP for 31 elements. The highest gold value returned 6.2 grams per metric tonne (gpt) Au from the stream sediment samples and 50 gold "eyes" from pan concentrates.

A Phase II program was carried out over a two month period, from October to December 1994, which included geological mapping, stream sediment sampling and 2m hand auger soil sampling along an 800m x 100m grid. A total of 293 stream sediment samples, 277 pan concentrate samples, 2832 soil samples and 83 rock samples were collected and analyzed for gold. This phase of exploration identified a favourable succession of metasedimentary rocks in the centre and southern parts of the Fish Creek licence area that was associated with an extensive area of elevated gold-in-soil geochemical anomalies.

In 1996 a Phase III program of geological mapping, line cutting and grid-based soil sampling (200m x 50m) was carried out by Golden Star.

In 1997 a Phase IV program of trenching, deep auger sampling, ground magnetometer survey and diamond drilling was completed. Mechanized trenching was completed at 34 locations to sample elevated gold-anomalous areas for a total of 591 metres of trenches that yielded 193 channel samples for gold analyses. A ground magnetometer survey covered about 100 square kilometers over a 200m x 12.5m grid. Twenty diamond drill holes were completed for a total of 2,870 metres and 1,496 core samples which were assayed for gold.

These four phases of exploratory work by Golden Star Resources from 1994 to 1997 constitute the geological database of the Fish Creek Licence Area. The results of this work are described in more detail in a later section of the report as is the potential for the discovery of concentrations of gold-bearing lithologies that might be developed into an economic gold deposit.

7.0 GEOLOGICAL SETTING

The Guiana Shield in northern Guyana is comprised of Paleoproterozoic granites and gneisses and greenstones. This continental craton represents the western part of the Amazon craton which is a dismembered portion of the West African Craton and that contains numerous economically important gold deposits within its greenstone sequences in Guyana, West Africa and Venezuela. Economically important and geologically similar gold deposits, hosted in contemporaneous 2.1 billion year-old metamorphosed greenstone terrain within sheared structural corridors or belts, occur in Ghana,West Africa, within the Ashanti gold belt at Obuasi, Bogosu and others; at Las Cristinas and El Callao in the Kilometre 88 district of Venezuela, and at Omai, Aurora, Tassawini and other localities in Guyana. These gold deposits all occur in deformed and metamorphosed greenstones which are made up of sequences of alternating mafic to felsic volcanic and sedimentary rocks that have been intruded and mineralized by granitoid batholiths and stocks.

Geologically, Guyana is comprised of a Northern and Southern geological province at 4.5° North Latitude. The northern Province is composed of late Archean gneissic-granitic terrain to early Proterozoic folded metamorphosed rocks that are 2.2 to 1.9 billion years in age. Continental clastic rocks along with volcanic flow and volcanic sedimentary sequences were deposited in basins or grabens and were subsequently indurated by folding and compression into greenstone belts that were in turn intruded by granitoid bodies. This was accompanied or followed by mineralizing events during which quartz and gold-bearing sulphides were deposited at sites that had been structurally prepared by brittle fracturing. In northern Guyana the Lower Proterozoic Barama-Mazaruni Supergroup of greenstone volcanic rocks and metasediments, together with younger granitoid intrusive complexes are the host to gold mineralization in the Fish Creek Licence Area and at other localities such as at Million Mountain, Tassawini, Aurora, Toroparu and others. These gold occurrences have been historically exploited for alluvial gold and are presently being explored anew by more modern methods such as with


N
8°N
6°N
66°W
64°W
Orinoko River
FISH CREEK
PROSPECTING LICENCE
Gros Rosebel
Guyana
Rio Branco
Rio Negro
Quaternary & Tertiary
Alluvium
Paleozoic
Sediment
Upper Proterozoic
Basalt
Middle Proterozoic
Paraguza Granite
Metasediment
Basic Sill & Dyke
Roraima Group
Uatuma Group
Granitoids
Ultrabasic Plugs
Lower Proterozoic
Greenstone Belts
Metasediment
Granulites
Archean
Imataca Complex
Granite Gneiss & Migmatite
Placer Workings
After Campbell, 1998; Gibbs & Barron, 1993
VALGOLD RESOURCES LTD.
FISH CREEK (GOLD) PROSPECTING LICENCE
MATTHEWS RIDGE AREA, GUYANA
GEOLOGICAL SETTING
DATE: November, 2007
SCALE: As shown
FIGURE: 4

geochemical and geophysical surveys and drilling for larger scale open-pit gold deposits within the hard rock beneath the saprolite cover. Figure 4 depicts the geological setting of the Fish Creek PL within the Amazon craton in Guyana.

7.1 REGIONAL GEOLOGY

The regional geology is described from the current geological map of Guyana and from Gibbs and Barron (1993) as well as from Voicu et al. (1999), who present a concise chronology of the formation of the greenstone assemblages of the Barama-Mazaruni Supergroup at Omai that also appears to broadly reflect the geologically similar setting of the gold occurrences within the greenstones of the Barama group on the Fish Creek property.

The Fish Creek PL is situated within a 180 x 20 km northeasterly belt of Lower Proterozoic Barama-Mazaruni Supergroup greenstones that were deformed and metamorphosed during the Trans-Amazonian tectonomagmatic event at about 2.2 and 1.9 Ga. The greenstone sequence in composed of intercalated successions of felsic and mafic and ultramafic volcaniclastic and volcanic flow rocks and with continental clastic sequences. This older belt is bounded to the north and the younger south by Trans-Amazonian granitoids such as the Makarapan granites and partly by the gneissose syntectonic granites of the Bartica Assemblage. The basal members of the greenstone succession are thought to be basalts and associated ultramafic bodies that are overlain by intermediate to felsic volcanic strata and that in turn are interlayered with immature clastic sedimentary rocks. Regionally, metamorphic grade is greenschist to amphibolite facies. In the Fish Creek PL, in particular, the metamorphic grade appears to be predominantly amphibolite facies and the country rocks are ascribed to be part of the Barama sequence of rocks.

Calc-alkaline, felsic to intermediate intrusives of balothith size as well as smaller stocks are present in the greenstones and were formed as part of the Trans Amazonian tectono-thermal event. These younger granites were intruded synchronous to late in the orogenic cycle and range from granite to diorite to tonalite in composition. The younger granites are thought by some workers to be associated with the deposition of gold mineralization at a number of localities in Guyana; at Omai and elsewhere for example. The possibility that gold mineralization is associated with the younger granites in the Fish Creek area may be surmised at present because the most pervasive gold indications are related to an amphibolite-diorite complex that also contains diorite and quartz porphyry intrusive bodies of various shapes and sizes. This amphibolite-diorite complex of metamorphosed volcanic and sedimentary rocks appears to be contiguous with the similar gold-bearing, lithologies that make up the Tassawini gold deposit and that is situated 80 km to the east of the Fish Creek Area. The regional geology of the greater Fish Creek area is shown on Figure 5.

7.2 PROPERTY GEOLOGY

The bedrock geology of the Fish Creek area was ascertained by Golden Star geologists primarily from outcrop exposures along logging roads, from washed saprolite concentrates and from auger drill samples as well as from interpretations of the aeromagnetics where these could be linked to known rock types.

The main lithologies outlined by mapping are a central complex of magnetic amphibolites (M18, M18-2T and M18-M) and less magnetic diorite stocks and dikes (ID-2T). Non-magentic successions of chert, greywacke and basalt interlayered with thin carbonaceous sequences of felsic to mafic tuff (S-V5) occur in the southern part of the licence. To the north, strongly magnetic metasediments are present that include tuff, cherts, carbonaceous strata and likely metabasalts (S-V9-M18). Basement gneisses (M3) lie further north.

The basement rocks consist of gneissose granites, granodiorites and hornblende porphyries that are inferred to the west, northwest and northeast of the licence area. These granitic lithologies are thought to belong to the Lower Proterozoic suite of rocks that comprise the gneissic terrain ascribed to the Trans-Amazonian orogeny.

The Fish Creek greenstone assemblage consists predominantly of metasediments with subordinate volcanics including rhyolites and dacites that are part of the Lower Proterozoic Barama Group. Most rocks types have been metamorphosed to the amphibolite facies. Figures 6 and 7 depict the geology of the area together with areas of gold-elevated soil geochemical anomalies – trenches and drill holes are also shown.

A prominent fold structure occupies the central half of the licence area. The core is an east-southeasterly plunging amphibolite unit (M 18) that is surrounded by a strongly magnetic volcano-sedimentary succession (M 18-2T) which in turn is enclosed to the south and east by a strongly magnetic orthoamphibolite unit with minor tuffs (M 18-M). The latter two units, the metamorphosed volcano-sediments of unit M 18-2T and the orthoamphibolites of M18-M are prominently gold-bearing, as shown by the widespread and extensively gold-mineralized geochemical anomalies. A 6 km x 2 km gold-anomalous area blankets both units and their contact areas in the central part of the license. Another 2.5 km x 1.5 km gold anomaly overlies the M 18-2T unit near its plunge axis in the northern part of the licence. Both the southern and northern areas of elevated gold content in soils are centered over granodiorite – quartz diorite intrusive bodies (1D-2T). This geological setting suggests that both areas are highly prospective for disseminated and/or veinlet type gold mineralization within these greenstone lithologies and possibly also within the intrusive rocks, as at Omai for example or at Million Mountain or Tassawini as well as at other gold-mineralized localities in Guyana that are currently being explored.

The gold-anomalous folded amphibolites are truncated to the north, by a thrust/fault, that juxtaposes amphibolitic metasediments, including carbonaceous lithologies, chert and


LEGEND
Quartz Vein Float
Metapyroxenite
Quartz Porphyry, Feldspar Porphyry
Granodiorite/Quartz Diorite
Carbonaceuos Felsic Tuff
Chert, Graywacke, Mafic Volcanic Rocks, Minor Carbonaceous Mafic-Felsic Tuffs
Amphibolite, Strongly Magnetic Tuffs, Chert, Graywacke, Carbonaceous Units
Amphibolite, Minor Cherty Layers
Strongly Magnetic Orthoamphibolites/Diorites
Strongly Magnetic Orthoamphibolite, Minor Tuffs
Weakly Foliated Coarse-grained Granodiorite-Diorite
Foliation
Mylonitized Zone
Major Faults (interpreted from air-magnetic linears)
Over 100 Au ppb
50 to 100
805000 mE
810000 mE
815000 mE
820000 mE
800000 mE
845000 mN
840000 mN
835000 mN
830000 mN
Stone Hill
Matthews Ridge
Mn Area
Road Cut
Road to Five Star / Whana
M3
S-V9-M18
M18-M
M18-2T
1D-2T
QP
QV
S-V5
V1
BWU

VALGOLD RESOURCES LTD.

FISH CREEK (GOLD) PROSPECTING LICENCE

MATTHEWS RIDGE AREA, GUYANA

REGIONAL GEOLOGY

DATE:	SCALE:	FIGURE:
November, 2007	As shown	5



842000 mN
840000 mN
838000 mN
836000 mN
806000 mE
808000 mE
810000 mE
812000 mE
814000 mE
816000 mE
Stone Hill
Hardrock Au
Manganiferous
zones
FI-96/10
2m @37g/t
@ 59.5m
METRES
0 500 1000 1500 2000
LEGEND
Quartz Vein Float
Metapyroxenite
Quartz Porphyry, Feldspar Porphyry
Granodiorite/Quartz Diorite
Carbonaceuos Felsic Tuff
Chert, Graywacke, Mafic Volcanic Rocks, Minor Carbonaceous Mafic-Felsic Tuffs
Amphibolite, Strongly Magnetic Tuffs, Chert, Graywacke, Carbonaceous Units
Amphibolite, Minor Cherty Layers
Strongly Magnetic Orthoamphibolites/Diorites
Strongly Magnetic Orthoamphibolite, Minor Tuffs
Weakly Foliated Coarse-grained Granodiorite-Diorite
Foliation
Mylonitized Zone
Major Faults (interpreted from air-magnetic linears)
Manganiferous zone
Soil & Auger Samples Au ppb
500 to 20,660 (30)
100 to 500 (284)
5 to 100 (3819)
Trench > 1m @ > 1ppm Au
VALGOLD RESOURCES LTD.
FISH CREEK (GOLD) PROSPECTING LICENCE
MATTHEWS RIDGE AREA, GUYANA
PROPERTY GEOLOGY
(Soil Au Summary and Trench Locations) 1:50,000
DATE: November, 2007
SCALE: 1:50,000
FIGURE: 6


NORTHERN AREA OF PROPOSED DRILLING
SOUTHERN AREA OF PROPOSED DRILLING
TR-01
TR-02
TR-12
TR-13
TR-20
TR-21
TR-06
TR-07
TR-09
TR-10
TR-10A
TR-10B
TR-11
TR-14
TR-15
TR-17
TR-18
TR-04A
FI-96/13
FI-96/14
FI-96/15
FI-96/17
FI-97/18A
M18-M
M18-2T
S-V5
V1
QP
CAMP
THRUST FAULT TRACE
60
76
LEGEND
Quartz Vein Float
Metapyroxenite
Quartz Porphyry, Feldspar Porphyry
Granodiorite / Quartz Diorite
Carbonaceous Felsic Tuff
Chert, Graywacke, Mafic Volcanic Rocks, Minor Carbonaceous Mafic-Felsic Tuss Amphibolite, Strongly Magnetic Tuffs, Chert, Graywacke, Carbonaceous Units
Amphibolite, Minor Cherty Layers
Strongly Magnetic Orthoamphibolite/Diorites
Strongly Magnetic Orthoamphibolite, Minor Tuffs
Weakly Foliated Coarse-grain Granodiorite-Diorite
Foliation
Mylonitized Zone
Major Faults (interpreted from air-magnetic linears)
1996 & 1997 DDH Locations
1996 & 1997 Road Cut
Mechanized Trench
Over 100 Au ppb
50 to 100
KILOMETRES
0
0.5
1
1.5
2
VALGOLD RESOURCES LTD.
FISH CREEK (GOLD) PROSPECTING LICENCE
MATTHEWS RIDGE AREA, GUYANA
GEOLOGY, AU GEOCHEMISTRY TRENCHES, DRILLHOLES
1:25,000
DATE: November, 2007
SCALE: As shown
FIGURE: 7

greywacke (S-V9-M18) against the M18 folded cherty amphibolites along a northeasterly contact. Weakly foliated basement gneissic granodiorites (M3) lie further to the north and east. A prominent quartz vein or dike (qv), exemplified by quartz float and silicified float material, cuts across the amphibolite-diorite complex along a 6 km-long sub E-W trend, somewhat divergent from the southeasterly fold plunge axis. To the south of the gold-anomalous amphibolitic units lies a widespread volcano-sedimentary sequence comprised of chert, greywacke, mafic volcanics and minor carbonaceous mafic to felsic tuffs (S-V5). The northeasterly contact between M 18-M amphibolites and S-V5 metamorphosed volcano-sedimentary rocks to the south has been interpreted as a north-dipping thrust zone that may be a potential source of gold mineralization as exemplified by the gold geochemical gold anomalies that straddle its trace over 6 km on surface.

The amphibolite (M 18) at the core of the fold is a dark green to black fine grained rock with variable proportions of amphibole and chlorite, massive to weakly foliated, and of volcanic origin. Pyrite occurs as veinlets of 1 – 3 mm randomly oriented and discontinuous, or as disseminated blebs or grains. Pyrrhotite occurs as blebs.

The metasediments (M 18-2T) are purple-pink or red-brown, siliceous pelitic or psammitic and cherts, possibly derived from a continental greywacke sequence. The arcuate distribution of this unit is coincident with the widespread distribution of the extensive gold-in-soil geochemical anomalies. The unit also contains intercalated graphitic schists that at one locality are associated with a 500 ppb Au assay. Phyllites, where present, are pale coloured, foliated and sericitic with centimeter-scale quartz boudins.

A variety of volcanic and sedimentary lithologies make up ubiquitous but minor volumes of the metamorphosed amphibolitic volcano-sedimentary sequences of the three central units. Dacites occur mostly as boulders that are fine grained, dark grey, massive, siliceous, pyritic and weakly magnetic. Occasional dacitic clasts denote that this may be a tuff succession.

Rhyolite is widespread as small lenses within chert or dacitic strata. It is fine grained, massive and white to pink with occasional quartz eyes.

Quartzite occurs in the northern part of the grid and contains occasional coarse magnetite grains. No sulphides appear to be associated with the quartzite, however it gives a positive geochemical response for elevated gold in soils at several localities along its length.

Chert occurs in the southeastern part of the grid and is dark grey, massive, sporadically laminated and containing occasional hairline pyrite veinlets.

Diorite was observed as float material in the southwestern grid where it is grey, massive and coarse grained. It appears not to be mineralized with sulphides but is weakly to moderately magnetic. Sandy units that may have been derived from original diorite sills were noted in the northeastern part of the grid.

Pyroxenite float occurs along a 70° trend and consists of dark green rock with coarse amphibole after pyroxene phenocrysts.

A 6 metre dacite porphyry dike cuts amphibolite along the Barama Company road.

8.0 DEPOSIT TYPES

Several differing styles of gold mineralization may be present in the Fish Creek PL. A quartz-gold + sulphide vein type that is related to brittle fracture within a thrust plane between the M18-M tuffaceous orthoamphibolite and the S-V5 volcano-metasedimentary sequences is one possibility. A second model can be conjectured to be a greenstone gold-quartz-carbonate-sulphide veinlet or disseminated sulphide type that is related to hydrothermal alteration from mineralizing solutions emanating from a proximal porphyritic intrusive body within either the M18-2T amphibolite diorite complex and/or the M18-M tuffaceous amphibolites.

The thrust or shear- related deposit type is inferred to be a stockwork gold system within the upper brittle zone or within the deeper ductile zone of the north-dipping thrust plane that has been shown to be geochemically gold-anomalous over 6 kilometres in the central part of the licence area. Near-surface gold-quartz veins occur in historic workings along this contact zone. The gold-in-soil geochemical anomalies in this area have been determined by previous workers to originate from deep-seated mineralization leakages rather rather than representing enhanced areas of gold response that are associated with the shallow level historic gold workings. The distribution of gold-quartz veins in historic workings is discontinuous, laterally and vertically, and the gold-quartz veins are interpreted to contain remobilized gold from deeper sources, that is, from a postulated deeper brittle zone, and ultimately a still deeper ductile zone, that may contain primary gold-quartz sulphide mineralization. North-dipping brittle shears have been noted in trenches near this regional contact and it is thought that there may several thrust sheets occurring within this contact zone.

The clustering of gold-anomalous soils that surround the 1D-2T granodiorite porphyry stocks within the folded M18-2T orthoamphibolite unit suggests that porphyry style gold-sulphide mineralization could be present at depth, beneath the saprolite cover, within a hydrothermal mineralizing system related to those intrusive bodies. Mineralization could be in the form of pyritic and/or chalcopyritic gold-sulphide disseminations and fracture fillings in the greenstones and also within the intrusive rocks, as well as in adjacent stockworks of quartz-carbonate-sericite veinlets or in shears. This type of sulphide mineralization has been encountered in several shallow drill holes within greenstones, although only minor gold values were associated with the disseminated and carbonate-quartz vein pyrite. Drill intercepts of granodiorite and andesitic amphibolite have returned elevated gold grades within narrow zones of enhanced pyrite content at several localities.

9.0 MINERALIZATION

Gold mineralization typically occurs in thin vertical quartz veinlets that are millimeter to several centimeters thick and occurs in zones of shearing and/or in zones of manganiferous veins or in zones of limonite alteration. Gold occurs as native disseminated grains in quartz and it is also encapsulated within pyrite in quartz veins. Contacts between amphibolite and rhyolite porphyry and between metamorphosed ultramafic units and foliated metasediments that contain black carbonaceous cherty layers yielded anomalous gold assays in trenches. A contact between ultramafic and metasediment in trench 600E returned 1.86 gpt (grams per metric tonne)Au over 2 metres from narrow quartz veins, for example, as did a 3 metre sample of mottled saprolitic amphibolite containing limonitic veinlets which assayed 9.72 gpt Au. A 1 metre sample of contact rock between rhyolite and amphibolite assayed 1.87 gpt Au.

In trench TR-14 I sampled several 2 to 3 m sections of thin bedded metavolcanics at several points across strike on the pit wall and these returned negligible gold values. One 30cm x 30cm panel sample contained 0.55 gpt Au. A grab sample of selected quartz vein fragments assayed 31.98 gpt Au and 3.06 gpt Ag however. This pit/trench is characterized by a 100+ ppb gold soil anomaly and a 7 metre section here was sampled by Golden Star geologists and had assayed 2.65 gpt Au. Drill holes FI-96/1 and FI-96/2 were drilled nearby but these failed to intersect any appreciable gold mineralization at depth.

Where drill holes were located over geochemical gold anomalies or near trenches that had yielded gold-mineralized samples, the gold mineralization is associated with carbonaceous intercalations in metasediments, in discrete quartz stringers or veinlets or in narrow sections of disseminated pyrite in amphibolite host rocks. Values are generally below 1 gpt Au overall. A 2 metre drill intercept in hole FI-96/10 returned 33.98 gpt Au from a section of altered andesitic rock that contained vuggy quartz-carbonate veins with up to 10% disseminated pyrite. Hole FI-96/6 cut six narrow mineralized intervals of 2 m or less ranging in value from 0.66 gpt Au to 1.22 gpt Au in variously quartz diorite, amphibolite and granodiorite rock. Where diorite was intersected in drill holes sulphide content appears to be generally more abundant than in amphibolite and gold values are somewhat elevated to several hundred ppb Au. No significantly wide or well mineralized drill intervals were encountered in the 20 cored drill holes completed within the widespread geochemically gold-anomalous areas of the Fish Creek licence.

10.0 EXPLORATION

Golden Star's 1996-1997 exploration programs was a follow up of a previous geochemical drainage sampling program that was completed in 1995 and included grid based detailed drainage geochemistry, auger sampling, geochemical mapping, road cut sampling, trenching and diamond drilling. Figure 8 shows a summary of the gold and manganese drainage geochemistry. Figure 9 shows the distribution of geochemically anomalous areas of gold-in-soils relative to the geology. Figure 10 depicts the magnetics relative to the gold geochemical anomalies.


845000 mN
840000 mN
835000 mN
830000 mN
805000 mE
810000 mE
815000 mE
820000 mE
825000 mE
Stone Hill
low angle ~100 trending
Au stockwork
Phase II SS Au ppm
1,000 to 8,230 (15)
500 to 1,000 (13)
100 to 500 (48)
0 to 100 (181)
-30# SS (Phase I) Au ppb
1,000 to 8,020 (11)
500 to 1,000 (4)
100 to 500 (22)
0 to 100 (158)
Alluvial Au
KILOMETRES
0
2.5
5
VALGOLD RESOURCES LTD.
FISH CREEK (GOLD) PROSPECTING LICENCE
MATTHEWS RIDGE AREA, GUYANA
DRAINAGE GEOCHEMISTRY
(Au SUMMARY)
DATE:
November, 2007
SCALE:
As shown
FIGURE:
8


804000
808000
812000
816000
820000
844000
840000
836000
832000
828000
CLAIM OUTLINE
LEGEND
Gneiss (PI)
Amphibolite
Metaphyllites
Quartzites
Chert
Rhyolite
Dacite
Quartz diorite
Metaproxenite
Silicified zone
Vertical foliation
70°
Foliation
qv
Quartzvein
PI Boundary
Inferred contact
Shear zone
Old and new porknockers workings
Fault (from Composite interpretation map from Peterson, Watson & Grant, 1994)
Soil anomalies (>50 ppb Au)
Base Camp
Airstrip
Railway to Port Kaituma
Road to Arakaka
KILOMETRES
0
1
2
3
4
VALGOLD RESOURCES LTD.
FISH CREEK (GOLD) PROSPECTING LICENCE
MATTHEWS RIDGE AREA, GUYANA
GOLD SOIL GEOCHEMISTRY RELATIVE TO GEOLOGY
DATE: November, 2007
SCALE: As shown
FIGURE: 9



842000 mN
CLAIM BOUNDARY
CLAIM BOUNDARY
VALGOLD RESOURCES LTD.
FISH CREEK (GOLD) PROSPECTING LICENCE
MATTHEWS RIDGE AREA, GUYANA
AEROMAGNETIC SUMMARY RELATIVE TO GOLD GEOCHEMICAL ANOMALIES
DATE: November, 2007
SCALE: As shown
FIGURE: 10
KILOMETRES
0
1
2
Intrusives from Radiometric Data
Major Faults
Over 100 Au ppb
50 to 100

The initial geochemical sampling, in 1994-95 was also accompanied by an airborne regional high sensitivity magnetic and radiometric survey flown by Geonex Aerodata on a grid with 200 metre line spacing. This work outlined the complex fault-thrust belt in the volcano-sedimentary belt of rocks that contains granitoid intrusive bodies. The radiometric data delineated the granitoid stocks and rhyolite lenses within the chert-bearing volcano-sedimentary unit.

Some 35 stream sediment samples (1 sample per 3 km^2), 27 pan concentrates and 25 rock samples were collected and analyzed for gold and 31 additional elements by ICP. The highest result was 6.2 gpt Au from a stream sediment sample and 50 gold "eyes" from pan concentrates. The magnetic survey delineated mappable magnetic lithostratigraphic units and numerous lineaments with a trend of 070°.

A second phase of exploration including mapping, stream sediment sampling and 2 metre hand auger drilling, was completed that same year utilizing an 800 x 100 metre grid. This resulted in 293 stream sediment samples, 277 pan concentrates, 2832 soil and 83 rock samples being collected and analyzed for gold. This work delineated the favourable gold-prospective amphibolite and metamorphosed volcano-sedimentary units and associated intrusive stocks (M18-2T + 1D-2Tand M18-M) along with the geochemically anomalous areas of gold-in soils in the southern and central parts of the licence.

In 1996 further soil geochemical sampling, ground magnetometer surveys, mechanized trenching and finally diamond drilling, was carried out. Deep auger drilling was done over a 1600 x 200 metre grid with samples being analyzed for bulk leach extractable gold (BLEG) and by ICP analysis for multi-element determinations. Two metre-deep hand auger holes were also sunk over an 800 x 50 metre grid over the main geochemical anomalies to augment the previously completed 800 x 100m grid spacing and that resulted in an average sample distribution of 400 metres. The hand auger samples were analyzed for gold by fire assay. Further infill geochemical sampling, at various sample depths, was done using a 5 metre saprolite auger and 2 metre soil sampling tool at spacings of 200 x 50 metres and at 200 x 25 metres in geochemically gold-anomalous areas to outline drill targets more precisely. A total of 4,677 samples were collected of which 2,006 were analyzed for gold by fire assay; 287 samples were analyzed for Cu, Zn, As and Au by BLEG analysis and 303 samples were analyzed for 30 element ICP analysis.

Some 20 trenches were excavated to various depths utilizing an excavator. The 200 metre trench 600E, located to expose the amphibolite-metasediment contact, exhibited highly fractured amphibolite intruded by rhyolite porphyry. A 3-metre section of 9.72 gpt Au was determined in mottled amphibolite with limonitized veinlets and a 1m section of 1.87 gpt Au was assayed at the contact between rhyolite porphyry and amphibolite. Also, a section of foliated metasediments with carbonaceous cherty layers returned 2 metres of 1.86 gpt Au at the contact of metamorphosed ultramafics and metasediments that contained quartz veinlets. Trench 800E (190m) exposed minor cherty quartz veins in clays and mottled magnetic saprolite; assayed returned only an average of 96 ppb Au over 180 metres. Trench 3600W exposed foliated saprolitic metasediment and saprolitic

diorite which gave 1.73 gpt Au from the contact region of quartz porphyry and metasediment. Trench 14 exhibited a 7-metre section of saprolitic metasediments that assayed 3.6 gpt Au.

Additionally, road mapping and sampling was completed in the geochemically anomalous areas resulting in 1,075 rock and saprolite samples taken from road cuts along the Barama Company access roads throughout the property and 439 channel samples were taken and analyzed. The mechanized trenching work included 591 metres of excavated trenches and from these 193 channel samples were collected and analyzed for gold. At road cut TR20 a one metre sample of foliated saprolite returned 11.5 gpt Au, and also, an eleven metre section of foliated metasediments with kaolinite and silica alteration and quartz veinlets assayed 1.0 gpt Au.

Ground magnetic surveys comprised a total of about 100 km² over a 200 x 12.5 metre grid. This work was carried out and the data was processed and interpreted by geophysical consultant Augustinho Rigoti, PhD., using a Geosoft computer program. These surveys outlined the distribution of amphibolites, diorites and mafic volcanic strata with prominent high magnetic signatures and also prominent E-W lineaments and some secondary northwesterly lineaments.

Twenty HQ diamond drill holes were completed for a total of 2,870 metres from which 1,496 core samples were analyzed for gold.

The Golden Star exploration work covering the Fish Creek licence area is most comprehensive and the geophysical and geochemical surveys are well integrated with the mapping, sampling, trenching and drilling. This work has delineated the lithological units that comprise the geology of the area and has outlined the units and structures that are gold-bearing and offer the best potential for the discovery of a gold deposit. The 6 km southern gold-anomalous fault-thrust plane contact that separates the M18-M volcano-sedimentary unit from SV5 carbonaceous and cherty metasedimentary unit, and that was drill-tested at several locations, appears to have the best potential for the discovery of a bedrock zone of gold mineralization of economic significance.

The soil sampling program exhibits some anomalous values of Ba, Zn, Mn and As but only As, Mo and P appear to be locally correlative to elevated Au values. Some of the highest Al, Ca, Mg and Ni values are aligned at 070°, that is, parallel to the trend of the regional thrust fault. The highest Fe and V values appear to be related to magnetite-rich amphibolite. The overlapping high Ca, Mg and Ni values are inferred to be related to mafic or ultramafic dikes that have been observed locally in outcrop or intersected in drill holes.

The soil and saprolite sampling programs have outlined the two main gold-anomalous areas on the Fish Creek PL. The southern 6 km x 2 km zone of the gold prospective thrust-fault structure contains the highest gold values of 50 – 300 ppb Au at about 400 W and 1200W. The northern 3km x 2 km zone of gold prospective intrusive centre or axial

fold plane structure contains the most elevated gold values of 100 – 300 ppb Au at about1200E and 2000E.

The drilling has been somewhat less successful in locating any extensive gold-mineralized targets and large parts of the widespread gold geochemical anomalous areas are untested to any significant depths. The anomalous areas are also not adequately explained by the 20 drilled locations as to the provenance of gold occurring at surface relative to its possible occurrence at depth. Further drill testing, by, for example, a combination of percussion and diamond drilling, would be desirable to investigate the untested portions of the geochemical gold anomalies.

11.0 DRILLING

Twenty short (150m) HQ diamond drill holes were completed for a total of 2,870 metres and 1,496 core samples were analyzed for gold at Loring Laboratories in Georgetown. Drill targets were selected predominantly over the southern thrust-fault structure over the higher areas of geochemical gold response as well as over a portion of the northern geochemical anomaly that is centered over a quartz diorite stock cut by a regional scale quartz dike-vein. One hole was located over the northwest geochemical soil anomaly. Drill holes were drilled southerly, to shallow depths of about 150 metres, and at a dip of -50°. Figure 11 shows a summary of hole FI-96/09, 10 and 19 relative to nearby trenches and soil gold geochemistry.

Drill Holes FI-96/1 and FI-96/2 were drilled to test a mineralized carbonaceous road cut locality that had returned 2.65 gpt Au over 7 metres at trench TR-14. Both holes intersected the carbonaceous horizon but returned low values of 20 ppb Au and 140 ppb Au.

Drill Hole FI-96/3 was drilled to test a quartz vein system in road cut TR-7 which contained 1.90 gpt Au and 396 ppb Au and 595 ppb Au in dioritic saprolite. The hole failed to intersect the quartz vein system however.

Drill Holes FI-96/4 and FI-96/5 were drilled to test a geochemical gold anomaly in the central part of the property. Hole 4 intersected three anomalous zones. One zone was in saprolite and yielded 140 ppb Au over 17.4 metres. Two anomalous zones in the M18-M amphibolite unit contained quartz-carbonate-sulfide veinlets and yielded 929 ppb Au over 2 metres and 159 ppb Au over 9 metres. The best intercept in hole 5 contained carbonate stringers with disseminated pyrite and gave a value of 164 ppb Au over 4.2 metres.

Drill Holes FI-96/6, FI-96/7 and FI-96/8 were positioned over an intrusive granodiorite body that is overlain by an elevated gold in soil anomaly in the central part of the licence. All hole cut granodiorite but returned only isolated sections of elevated gold values in the order of + 200 ppb Au. Hole 6 contained the highest interval of 1.22 gpt Au in a section of chloritized and epidote-rich amphibolite. This hole terminated at 208 metres in granodiorite which contained 452 to 668 ppb Au. Hole 7 contains a 1 metre sample containing 1.3 gpt Au in saprolite. Hole 8 returned low gold values.


TR600E
FI-07/09
FI-06/10
worked area
FI-06/09
20 g/t
soil
FI-06/12
DDH Au ppm
0.5 to 33.98 (19)
0.1 to 0.5 (115)
0 to 0.1 (1348)
Soil Au ppb
Sorted to show higher data
500 to 20,700 (30)
100 to 500 (284)
0 to 100 (5686)
KILOMETRE
0 0.5 1 1.5 2
VALGOLD RESOURCES LTD.
FISH CREEK (GOLD) PROSPECTING LICENCE
MATTHEWS RIDGE AREA, GUYANA
DDH 10 SUMMARY
DATE: November, 2007
SCALE: As shown
FIGURE: 11

Drill Holes FI-96/9 and FI-96/10 were drilled to test an auger sample that assayed 20.7 gpt Au and were located over the fault-thrust contact in an area of high geochemical gold response in the centre of the property. This locality is a historic mining site with gold workings. Visible gold was observed in tailings and pits exhibit carbonaceous saprolite as well as smoky quartz vein fragments. Hole 10 intersected 2 metres of 33.98 gpt Au in altered andesitic rock containing vuggy quartz carbonate veins with up to 10% sulphides. Assays of 592 ppb Au and 478 ppb Au were present just above and below this high grade interval also. No other significant mineralized intervals were cored.

Drill Hole FI-96/11 was drilled to test the gold anomaly in road cut TR-18, a dioritic saprolite that returned 4.68 gpt Au. The hole cored amphibolite with diorite near the bottom. Several kaolinite zones were cut at shallow depths but these contained low gold values. The deeper diorite returned somewhat elevated gold values of up to 368 ppb Au that are associated with an increased sulphide content towards the bottom of the hole at 108 metres.

Drill Hole FI-96/12 was drilled to test historic pork knocker gold workings. Saprolite with kaolinite was intersected in the upper portions of the hole with only traces of gold in the range of 100 ppb Au. Andesite was cored in the deeper portions of the hole containing also foliated carbonaceous rock and some traces of gold.

Drill Holes FI-96/13 and FI-96/14 were drilled to test a 1.20 gpt Au soil anomaly overlying granodiorite near where it is intruded by the regional quartz dike-vein. Both holes intersected quartz diorite that is intrusive into medium-grained amphibolite as well as intensely carbonatized fine-grained diorite. Minor anomalous gold intervals of about 200 ppb Au were encountered in the diorite-amphibolite contact zone; +/-200 ppb Au over 5 metres in hole 13 and 1 metre of +/-200 ppb Au in hole 14.

Drill Hole FI-96/15 was drilled to test the geochemical gold anomaly that is coincident with the fold hinge zone of the amphibolite units. The hole intersected magnetic fine grained diorite at depth. The upper saprolite portion contained 236 and 546 ppb Au over 4 metres and a 6 metre interval within the quartz diorite contained values that ranged from 125 to 768 ppb Au.

Drill Hole FI-96/17 was drilled to test an alluvial terrace that had been worked gold in the past and contains scattered smoky quartz vein fragments. The terrace overlies massive amphibolite. A value of 156 ppb Au was encountered within the quartzose alluvial material but no gold values were encountered within the amphibolite.

Drill Hole FI-97/18A was drilled to test the down-dip extension of the highly mineralized 2 metre interval in andesite (33.98 gpt Au) cored in drill hole FI-96/10. This hole transected the same breccia zone as in FI-96/10 however, vuggy quartz veins are absent here and sulphide content is minimal. Assay results are 873 ppb Au over 1.2 metres in andesite saprolite and 735 ppb Au over 1.4 metres in andesitic bedrock containing quartz-carbonate-sulphide veinlets.

Drill Hole FI-97/19 was drilled to evaluate the nature of the thrust-fault contact between the amphobolitic and metasedimentary units, M18-M and S-V5. Amphibolite was cut in the upper portions to 96.8 m, and the contact zone, from 96.8 to 134.9 consisted of predominantly amphibolite intruded by quartz porphyry with associated andesite fragments adjacent to the footwall contact. Andesite was cored from 134.9 m to final depth of 272.9 m. All contacts are sharp and contain carbonate veins. The andesite is carbonatized and weakly chloritized with intermittent sections of pyrite and pyrrhotite. Strong carbonatization is present at the amphibolite/rhyolite contacts. An interval of 1.13 gpt Au over 2.4 metres in fractured andesite is present at 40 metres and a 3 metre section of andesite contains 2.87 gpt Au at 178 metres with associated quartz-carbonate-sulphide veinlets.

Drill Hole FI-97/20 was drilled to test the mineralized zone in trench TR-20/230 which gave 0.98 gpt Au over 11 metres and also to test several anomalous gold values in road cut TR-20. The hole cored strongly foliated metasediments that are locally intruded by biotite feldspar porphyry and rhyolite quartz feldspar porphyry and andesite. The only significant assay result yielded 2.40 gpt Au over 1.58 metres in a kaolin-rich metasediment. Lesser but significant gold values were sampled in undifferentiated metasediments, in the order of between 20 ppb and 195 ppb Au over a 60 metre interval, from about 70m to 130m.

Golden Star's drilling has shown that sporadic and discontinuous gold mineralization is present at relatively shallow levels in metamorphosed volcanics, sediments and intrusive rocks of the central and northern parts of the licence area. However, the widespread gold geochemical anomalous areas of, 6 km x 2 km in the south and 3 km x 2 km in the north, have not been adequately explained by the drill results thus far, nor has any compelling gold target emerged from these results. The gold anomalous areas therefore merit further drilling to deeper levels than in the past and preferably utilizing a grid-based pattern over the best geochemically anomalous gold areas that are also coincident with the thrust-fault structure in the south and with the intrusive centres in the south and north of the licence area. Further drilling, as outlined on Figure 7, should include a series of percussion drill holes at 100m or 50m centres that could then be followed up with fences of diamond drill holes over the most gold-prospective areas, for example.

12.0 SAMPLING METHOD AND APPROACH

The systematic soil and saprolite hand auger sampling was carried out with a 7 cm hand auger that penetrated to either 2m depths over a 200m x 50m grid. Two samples per site were collected over a1 metre sample interval. Samples were "shaved" of excess material to prevent contamination from the side of the hole. The sample was then homogenized, coned and quartered to a weight of 3.5 to 4.0 kg. An additional sample of 500 g was taken for saprolite mapping purposes. Detailed sampling of selected areas was carried out on 25 metre centres to a 3m depth and three separate samples were taken for analysis.

Deep Auger sampling was to 5m depths using a 200m x 100m grid over the gold anomalous areas to collect saprolite for fire assay gold determinations. Some areas were

sampled at 200m x 50m spacing. Five samples were collected at each site, one from each metre and up to 5 metres depth. The two samples from 0 to 2m were combined to make one sample for assay, as well as the two samples from 2m to 4m. The material from 4m to 5m was usually sent as the third sample from each auger hole. A total of 1478 samples were collected in this way and analyzed. Soil and saprolite samples were sent to Loring Laboratories in Geogetown, Guyana for analysis.

Deep BLEG and ICP Saprolite sampling of 6m depths and over a 1600m x 200m grid was also carried out over the entire Fish Creek licence area. The objective was to carry out an orientation survey of the gold concentration and dispersion below the "stone line" and attempt to identify the shape and size of a mineralized body at depth. Two samples were taken at each site, one from 2m to 4m and one from 4m to 6m. A total of 621 samples were collected from 296 sites. These were sent to Bondar Clegg Laboratories in Santiago, Chile for bulk leach tests and atomic absorption analysis for Au, Zn, Cu and Ag. A portion of these samples were also sent to Actilabs in Canada and assayed for 30 element ICP analysis.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Details of sample preparation, analyses and security are not described in Golden Star's documentation of the Fish Creek Project. The author assumes that industry best practices were followed in security of sample transport and quality control of assays by Golden Star's explorationists on which they based their trenching and drilling operations as is indicated by the assay data archived at Guiana Shield's office in Georgetown.

14.0 DATA VERIFICATION

The principal data pertaining to the geology, geophysical surveys, geochemical surveys, trench sample results and drilling results are taken from Golden Star reports and files that were made available to the author in Geogetown, Guyana. Additionally, incorporated into this report, is information from a Geological Summary Report on the Fish Creek Prospecting Licence, by Hilbert N. Shields, MSc., as well as a powerpoint summary that depicts the results of Golden Star's exploratory work. Several internal company reports prepared by specialist geological consultants to Golden Star in 1997 are incorporated also. All this information is listed in the References section as well as in pictorial form in the various accompanying figures throughout the report.

Prior sampling results were not verified in detail by myself, however there is no reason to doubt their accuracy or completeness. All past work appears to have been done and documented in a competent and professional manner analytical procedures, quality control and reliability checks.

15.0 ADJACENT PROPERTIES

There are no contiguous gold projects with active exploration programs adjacent to the Fish Creek licence area for which public information is presently available.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been conducted by Golden Star Resources on the Fish Creek property.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource or reserve estimates have been carried out by Golden Star Resources on the Fish Creek property.

18.0 OTHER RELEVANT DATA AND INFORMATION

There is no other relevant or data concerning the Fish Creek property.

29.0 INTERPRETATION AND CONCLUSIONS

The Fish Creek PL area contains an 8 km x 4 km area of very favourable lower Proterozoic Barama Group metamorphosed volcanic, sedimentary and intrusive rocks that are highly prospective for shear-hosted as well as for intrusive-related gold deposits such as occur elsewhere throughout similar greenstone strata on the Guiana Shield in Guyana at Omai, Tassawini, Million Mountain and Toroparu and in Venezuela at Las Cristinas and Brisas.

Extensive early stage exploration by Golden Star Resources during 1994 to 1997 which included air and ground magnetic surveys coupled with widespread geochemical sampling, geological mapping, trenching and limited shallow drilling has delineated the favourable gold-prospective M18-2T and 1D-2T amphibolite-intrusive greenstone complex as well as the favourable M18-M greenstone amphibolite unit. Both units are part of a southeasterly plunging fold that is truncated by a northeasterly trending thrust fault along the fold's southern flank and which exhibits a 6 kilometre-long zone of geochemically anomalous gold values in soils and saprolite that are not related to the known historic surface gold workings.

Trenching and limited shallow drilling by Golden Star at selected localities has identified only restricted, sporadic and discontinuous low-sulphide intervals of gold mineralization within the greenstones that do not explain the intensive and widespread occurrence of gold anomalies in soils and saprolite throughout the licence area. A deeper source of sub-surface gold mineralization is therefore indicated under at, at least, two localities that have heretofore not been adequately explored by the past drilling.

The southern-central 6 km x 2 km zone of anomalous gold-in-soils/saprolite is deemed to be a worthy target for further exploration for deep shear-hosted greenstone gold mineralization related to brittle fracturing within the thrust zone, throughout its entire 6 km length and particularly over the most anomalous portions at about 1200E to 800W.

The northern-central 3km x 2km geochemically gold anomalous area is also prospective for intrusive-related and greenstone-hosted gold mineralization at an intrusive center at the crest of the fold in the area bounded by 1200E and 2000E where the highest geochemical gold anomalies occur.

20.0 RECOMMENDATIONS

It is recommended that the southern-central zone of anomalous gold in soils be explored by drilling along the thrust fault linear between 1200E and 800W. Initially, 16 100-metre, vertical, reverse circulation holes should be drilled on 50 metre centres to delineate the most gold-prospective areas to be then followed by diamond core drilling of at least 4 400 metre inclined holes, positioned normal to the thrust structure and/or the stratigraphy, in either a drill fence or fan alignment.

It is recommended that the northern-central zone of anomalous gold in soils be explored by drilling in the area between 2000E and 1400E, just south of the intrusive stock and quartz dike and within the most intense gold-anomalous part of the soil anomaly. This should consist of about 16 100-metre reverse circulation holes on 50 metre centres and followed by diamond drilling a fence of 4 400-metre, inclined holes across the gold anomaly, the quartz dike and the intrusive body.

It is recommended that the sum of $ 801,600 dollars be allocated for the completion of this work.

21.0 COST ESTIMATE

Reverse Circulation Drilling, 3200 metres @ US $20.00/m	$ 64,000.00
Diamond Drilling, 3200 metres @ US $120.00/m	$ 384,000.00
Assays, 6400 @ US $ 25.00	$ 160,000.00
Supervision, core splitting, transport, allow	$ 60,000.00
Contingencies @ 20%	$ 133,600.00
Total	**$ 801,600.00**

22.0 REFERENCES

Badham, J. P. N., 1997, Report on a Field Visit and Data Review of the Fish Creek and Minnehaha Gold Prospects, Guyana, and the Lower and Upper Antino Gold Prosepcts, Surinam. Unpublished report for Golden Star Resources Ltd.

Bardoux, M., 1997, Evaluation of the Fish Creek Project, North-Eastern Guyana. Unpublished report for Golden Star Resources Ltd.

Channer, D., Graffe, E. and Vielma, P., 2005, Geology, Mining, and Mineral Potential of Southern Venezuela. Society of Economic Geologists Newsletter, No. 62, pp 5, 13-22.

Gibbs, A. K., and Barron, C. N., 1993, The geology of the Guiana Shield: Oxford Monongraphs on Geology and Geophysics, No. 22.

Oberthur, T., Mumm, A. S., Vetter, U., Simon, K., Amanor, J. A., 1996, Gold Mineralization in the Ashanti Belt of Ghana: Genetic Constraints of Stable Isotope Geochemistry, Economic Geology, Vol. 91, 1996, pp 289-301.

Shields, H. N. and Yambrick, R. A., 1997, Final Exploration Report on Fish Creek One Exploration Licence for the period June 21, 1996 to June 1997. Unpublished report for Golden Star Resources Ltd.

Shields, H. N., 2007, Fish Creek Prospecting License, NW Guyana, Geological Summary Report. Unpublished report of Guiana Shield Resources Inc.

Voicu, G., Bardoux, M., Jebrak, M. and Crepeau, R., 1999, Structural, Mineralogical, and Geochemical Studies of the Paleoproterozoic Omai Gold Deposit, Guyana. Economic Geology, Vol. 94, 1999 pp 1277-1304.

Yeomans, W. C., 2004, Technical Report on the Tassawini Gold Property, Northern District, Guyana, South America, 42 pp.

23.0 CERTIFICATE

I, Henry M. Meixner, P. Geo., Consulting Geologist, with residence and business address at 675 West 32nd Avenue, Vancouver, British Columbia, do hereby certify that:

1. I am a graduate of the University of British Columbia with a Batchelor of Science degree in Geology in 1969.

2. I have been a registered active member with the Association of Professional Engineers and Geoscientists in the Province of British Columbia (#20149) since 1993.

3. I am a Fellow of the Geological Association of Canada and a member of the Society of Economic Geologists.

4. I have practiced my profession as a geologist for over 35 years. From 1969 to 1976 work included exploration projects for base and precious metals in Canada and the United States. From 1976 to 1979 I was involved in a regional mapping and minerals potential assessment in eastern Iran. From 1979 to 1983 I directed a ground truth drilling project to assess the minerals potential of the Kalahari region of Botswana. Since 1986 I have been carrying out property investigations for precious metals in Canada, Mexico, Bolivia, Guyana, Argentina, Venezuela and Kazakhstan.

5. I have read the definition of "qualified Person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of authoring this 43-101 report.

6. I am independent of ValGold Resources Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

7. I have based this report on my examination of the Fish Creek Property on June 28 to 30, 2007 and to my previous exploration experience in Guyana in 1995 and in 2005 to 2007, and in adjacent parts of Venezuela, as well as to the reports listed in the references and sources of data sections.

8. I am responsible for all the sections and illustrations of this report.

9. I am not aware of any material fact of material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, of which the omission to disclose would make this Technical Report misleading.

10. I have read National Instrument 43-101 and Form 43-101F1 and this report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including

electronic publication in the public company files on their websites accessible by the public.

Dated at Vancouver, British Columbia, this 14 day of December, 2007.


PROFESSIONAL
PROVINCE
OF
H. H. M. MEIXNER
BRITISH
COLUMBIA
GEOSCIENTIST

Henry M. Meixner, P. Geo.

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting. Minutes of the committees meetings will be given to each Board member.

This Board of Directors Mandate was adopted by the Board of Directors of ValGold Resources Ltd. effective November 30, 2005.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF ANNUAL & SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting (the "Meeting") of the shareholders of **VALGOLD RESOURCES LTD.** (the "Company") will be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on January 22, 2008, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended July 31, 2007.
2. To fix the number of directors at seven.
3. To elect directors for the ensuing year.
4. To appoint the auditors for the ensuing year
5. To authorize the directors to fix the remuneration to be paid to the auditors.
6. To consider and if thought fit, to pass an ordinary resolution to approve the adoption of a new stock option plan by the Company permitting the granting of incentive stock options for up to 10% of the issued and outstanding shares of the Company at the time of grant, as more fully set out in the Information Circular.
7. To consider and if thought fit, approve an ordinary resolution to authorize the Directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements or such other forms of financing as may be acceptable to the TSX Venture Exchange, such number of securities that exceeds 50% of the total number outstanding as at January 22, 2008, all as more fully set forth in the Information Circular accompanying this Notice.
8. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 28th day of December, 2007.

BY ORDER OF THE BOARD

"Stephen J. Wilkinson"
Stephen J. Wilkinson, President & CEO

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages. A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

Chairman

The Chairman of the board shall be elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavour to conduct its business effectively and efficiently. Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting;
Business arising from the previous minutes;
Reports of committees;
President's report, financial and operational reports;
Other business;
Setting the date and time of the next meeting; and
Adjournment

6. Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or officer.

7. Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

8. Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

9. Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

10. Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

11. Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

12. Reviewing policies and processes to ensure that the Company's internal control and management information systems are operating properly.

13. Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

14. Approving the Company's code of business ethics, which includes a communications policy for the Company, and monitoring its application.

15. Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16. Arranging formal orientation programs for new directors, where appropriate.

(6) Directors' Remuneration and Expenses

The directors' remuneration is fixed by the Board upon the recommendation of the Executive Compensation and Corporate Governance Committee. The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

(7) Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

(the "Company")

INFORMATION CIRCULAR

Date

As at December 14, 2007, except as otherwise indicated.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's duly authorized attorney in writing or, if the registered shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of VALGOLD RESOURCES LTD. (the "Company") for use at the annual & special general meeting of the Company to be held on January 22, 2008 (the "Meeting"), and at any adjournments thereof.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

Proxy Instructions

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting by Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual and Special General Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return Of Proxy

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Registered and Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

(3) Composition

The Board of Directors shall be comprised with a majority of individuals who qualify as "unrelated" directors.

In deciding whether a particular Director is a "related Director" or an "unrelated Director", the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of factors considered to be relevant.

Under the TSX Guidelines, an "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Under the TSX Guidelines, a "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Board considers that it is constituted with an appropriate number of directors who are not related to either the corporation or a significant shareholder.

(4) Independence from Management

All committees of the Board shall be made up of a majority of non-management directors.

The Company's Executive Compensation and Corporate Governance Committee and Audit Committee are authorized to approve, in circumstances that they consider appropriate, the engagement of outside advisers at the Company's expense.

(5) Specific Responsibilities and Duties

The Board's mandate includes the following duties and responsibilities:

1. Reviewing and approving any proposed changes to the Company's memorandum or articles.
2. Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.
3. Approving payment of distributions to shareholders.
4. Approving any offerings, issuances or repurchases of share capital or other securities.
5. Approving the establishment of credit facilities and any other long-term commitments.

Schedule "B"

Item 1 VALGOLD RESOURCES LTD.

1.1 *BOARD OF DIRECTORS MANDATE*

(1) Board's Purpose

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors. The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

Directors are accountable to the shareholders of the Company.

(2) Board's Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose. The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements. The Board reviews financial performance quarterly. Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, no Director or executive officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares without par value ("Shares") of which 81,780,266 were issued and outstanding as at December 21, 2007. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on December 21, 2007, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

Election of Directors

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at seven (7).

The Company is required to have an Audit Committee. The Company also has a Corporate Governance and Compensation Committee. Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	**Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years**	**Previous Service as a Director**	**Number of Shares beneficially owned or (directly/indirectly) controlled (1)**
Stephen J. Wilkinson North Vancouver, BC President, CEO & Director	President and Chief Executive Officer of the Company	Served as director since July 18, 2001	1,450,900 (4)
William J. Witte (6) West Vancouver, BC Director	President of Golden Bear Ceramics Company	Served as a director since October 15, 1998	195,000 (2)
A. Darryl Drummond (7) Vancouver, BC Director	Consulting Geologist Engineer	Served as a director since November 3, 1998	90,000 (3)
Sargent H. Berner (6)(7) Vancouver, BC Director	Business Consultant and President, Kent Avenue Consulting Ltd.	Served as a director since January 23, 1996	572,355 (5)
Andrew F. B. Milligan Vancouver, BC Chairman & Director	Independent businessman	Served as director since December 13, 2002	386,300 (5)
Kenneth R. Yurichuk (6)(7) Oakville, ON Director	Partner in the firm of Bobot and Yurichuk, chartered accountants	Served as director since July 27, 2004	27,000 (8)
Pedro (Peter) R. Tinoco Caracas, Venezuela Director	See below.	Served as director since April 13, 2007	NIL

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at December 14, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Shares are held directly.

(2) Of these Shares, 35,000 Shares are held in the name of BMO Nesbitt Burns.

(3) Of these Shares, 30,000 Shares are held indirectly in the name of Quad D Holdings Corporation, a private company controlled by A. Darryl Drummond.

(4) Of these Shares, 85,000 are held in the name of RBC Dominion Securities.

(5) All held directly.

(6) Audit Committee.

(7) Corporate Governance and Compensation Committee.

(8) Of these Shares, 19,000 Shares are held in the name of Cephid Enterprises Inc., a holding company controlled by Kenneth R. Yurichuk.

Schedule "A"

This Schedule "A" lists the participation of the directors in other reporting issuers.

Name of Director	**Name of Reporting Issuer**
Stephen J. Wilkinson	Director of: Pacific Stratus Energy Ltd. (formerly Pacific Stratus Ventures Ltd.), NovaDX Ventures Corp., Emgold Mining Corporation and HMZ Metals Inc. Director and executive officer of the General Partner of: Canadian Small Cap Resource Fund ("CSCRF") 2005 No.1, CSCRF 2006 No.1 and No.2, and CSCRF 2007 No. 1 and No. 2 Limited Partnerships.
William J. Witte	Director of Emgold Mining Corporation
A. Darryl Drummond	Director of: Minera Andes Inc., Gold Port Resources Ltd., Butler Developments Corp. and Samba Gold Inc.
Sargent H. Berner	Director of: Aurizon Mines Ltd., CSCRF 2005 No. 1, 2006 No.1 and 2006 No.2 Limited Partnerships, Cream Minerals Ltd., Emgold Mining Corporation, Sultan Minerals Inc., ValGold Resources Ltd., NovaDX Ventures Corp., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Bordeaux Energy Inc., Pacific Ridge Exploration Ltd. and Magnate Ventures Inc. Corporate Secretary of: Northern Orion Resources Inc.
Andrew F. B. Milligan	Director of: CSCRF 2005 No.1 and 2006 No.1 and No.2, and 2007 No. 1 and No. 2 Limited Partnerships. Director and executive officer of: Oremex Resources Inc., Lincoln Gold Corp. and Golden Reign Resources Ltd.
Pedro R. Tinoco	N/A
Kenneth R. Yurichuk	Director of: Mavrix Balanced Income and Growth Trust, Mavrix Fund Management Inc. and Emgold Mining Corporation and NovaDX Ventures Corp. Director or executive officer of an insider of: Mavrix Resource Fund 2004 – II Limited Partnership and Mavrix Resource Fund 2004 Limited Partnership.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 28th day of December, 2007.

/s/ Stephen J. Wilkinson
Stephen J. Wilkinson, B.Sc., M.Sc., M.B.A.
President & CEO

Pedro (Peter) R. Tinoco

Mr. Tinoco has been with the Cisneros Group of Companies ("CGC") since 1978 and has been Vice President of Mining for CGC since 1989. He was responsible for the Joint Venture between CGC and Goldfields Limited, formerly Goldfields of South Africa and until recently, managed the mining development projects in Venezuela that are currently under option with the Company. In addition, Mr. Tinoco was the President of the Venezuelan Mining Chamber for two consecutive terms, President of the Venezuelan Gold Association and Director for the Mining Industry in the Federation of Industrial and Commercial Chambers (FEDECAMARAS) of Venezuela. He was also the President of the Latin American Mining Organization from 1996 to 2006 where he is still an active member.

Currently, Mr. Tinoco is the President of Venevision Studios LLC and Venevision Productions LLC., companies located in Miami, Florida dedicated to the production of television programs for the Hispanic population of the United States and the rest of the world.

Mr. Tinoco holds a Masters in Business Administration from St. Edwards University in Austin, Texas and a Bachelor of Science Degree in Business Administration from Emporia Kansas State University.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company.

Except as disclosed below, to the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

   (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Stephen J. Wilkinson is the Chairman and Lead Director of HMZ Metals Inc. ("HMZ") a metals company listed for trading on the Toronto Stock Exchange. HMZ has been operating under a Management Cease Trade Order announced April 18, 2006, which order was sought by the management of HMZ pursuant to the late filing of financial statements and the discovery of unauthorized transfers of funds by HMZ's Chinese joint venture partner.

Executive Compensation

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Instrument) in respect of each of the individuals comprised of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") ended July 31, 2007, and the other four most highly compensated executive officers of the Company as at July 31, 2007, whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary [1] ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Stephen J. Wilkinson President & CEO	2007	143,360	NIL	NIL	425,000 [2]	NIL	NIL	NIL
	2006	120,000	NIL	NIL	NIL	NIL	NIL	NIL
	2005	120,000	NIL	NIL	NIL	NIL	NIL	NIL
Shannon M. Ross Secretary & CFO	2007	47,651	NIL	NIL	275,000 [3]	NIL	NIL	NIL
	2006	28,760	NIL	NIL	NIL	NIL	NIL	NIL
	2005	21,171	NIL	NIL	NIL	NIL	NIL	NIL

(1) Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See "Management Contracts" for further information). The Company reimbursed LMC for all salary expense reported in the table.

(2) Granted April 13, 2007, at an exercise price of $0.35 per share, expiring April 12, 2012.

(3) Of which, 175,000 were granted April 13, 2007, at an exercise price of $0.35 per share, expiring April 12, 2012, and 100,000 were granted June 20, 2007, at an exercise price of $0.62 per share, expiring June 20, 2012.

(b) General Authority to Conclude Placements or Transactions

The Company presently anticipates a need for further financing in order to fund the exploration and development of its mineral property interests and for general working capital in 2008. These funding requirements are expected to involve the issuance of the Company's securities by way of private placement or other forms of financing. Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued. The Company uses the prevailing trading price of its common shares as quoted on the TSX Venture Exchange (the "Exchange") as a benchmark for valuing its shares. Pursuant to regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation. Under certain policies of the Exchange, issuances of shares by way of private placement in a number in excess of 50% of a listed company's then outstanding shares may require prior shareholders' approval. In order to avoid the necessity and added expense of having to convene an additional shareholders' meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of shares prior to the shareholders' meeting to be held in 2009, management proposes to request advance approval at this time from the shareholders. The limitations on the approval sought are that any transaction effected by the Company to issue shares must be to parties substantially at arms-length to the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance for filing of the regulatory officials of the Exchange. The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

> "Resolved as an ordinary resolution that the directors of the Company be authorized, subject to applicable regulatory approval, to re-capitalize the Company during the next 12 month period from the date of the Meeting, through the issuance of that number of common shares that exceeds 50% of the total number of the Company's issued and outstanding common shares as at January 22, 2008, in one or more private placements, or such other forms of financing as may be acceptable to the TSX Venture Exchange."

The directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the Exchange may not approve any private placements, or such other financing, which result in the issuance or possible issuance of a number of shares which exceeds the 50% figure, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR.

Particulars of Matters to be Acted Upon

(a) Adoption of 10% Rolling Stock Option Plan

The Board of Directors of the Company has adopted a new stock option plan (the "New Stock Option Plan"), subject to acceptance by the Exchange and approval by the shareholders of the Company.

The New Stock Option Plan is intended to replace the Company's existing Plan, which currently limits the number of options available to a fixed number. The purpose of the new Stock Option Plan is to allow the Company to grant additional options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the New Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options previously granted and outstanding and those granted under the New Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The New Stock Option Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

The New Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the New Stock Option Plan will be available for review at the Meeting.

At the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the adoption of a New Stock Option Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis, be and is hereby approved."

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Shares who has given such proxy has directed that the votes be otherwise cast.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's stock option plan during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Option/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Stephen J. Wilkinson President & CEO	425,000	17	0.35	13-Apr-07	12-Apr-12
Shannon M. Ross Secretary & CFO	175,000	7	0.35	13-Apr-07	12-Apr-12
	100,000	4	0.62	20-Jun-07	20-Jun-12

(1) These options vest as to 25% on the date of grant and 25% every six months thereafter.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Stephen J. Wilkinson	Nil	Nil	787,500/212,500	199,250/38,250
Shannon M. Ross	Nil	Nil	437,500/162,500	106,750/15,750

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

On July 8, 1997, the Company adopted an arrangement whereby outside directors are compensated by way of a $10,000 annual retainer and a fee of $600 per directors' meeting attended. On June 15, 2007, the Company adopted the Compensation Committee's recommendation that the Company not pay directors fees for meeting attendance, but rather pay each director a flat yearly fee (the "Director's Fee") for their services of $40,000.00 per year, of which up to 50%, at the sole discretion of each Director, may be paid in common shares of the Company. It was determined that payment of the Directors' Fee be made to the Directors on a quarterly basis based on the Company's fiscal year and that the implementation of the revised Directors' Fee became effective August 1, 2007.

Additionally, the Company has an equity compensation plan in the form of a stock option plan (the "Plan") which was approved by shareholders on January 18, 2007, and is administered by the Directors of the Company. The Plan was established to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire Shares in the capital of the Company. The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the Shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Sargent H. Berner	Independent (1)	Financially Literate (1)
William J. Witter	Independent (1)	Financially Literate (1)
Kenneth R. Yurichuk	Independent (1)	Financially Literate (1)

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2007	$60,000	$8,010	$14,203	NIL
2006	$33,000	NIL	$15,500	NIL

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officer):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)(2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Sargent H. Berner, Director	100,000	5%	$0.35	$0.35	13-Apr-2007	12-Apr-2012
Andrew F. B. Milligan, Director	100,000	5%	$0.35	$0.35	13-Apr-2007	12-Apr-2012
Kenneth R. Yurichuk, Director	200,000	10%	$0.35	$0.35	13-Apr-2007	12-Apr-2012
Pedro R. Tinoco, Director	300,000	14%	$0.35	$0.35	13-Apr-2007	12-Apr-2012

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by securityholders (2)	6,640,000	$0.31	807,779
Equity compensation plans not approved by securityholders	NIL	NIL	
Total	6,640,000		

(1) The only "equity compensation plan" in place is the Company's stock option plan. See "Compensation of Directors" at Item 8 above.

(2) As at December 14, 2007.

Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

Services Agreement

Commencing August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the "Services Agreement") to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. As at July 31, 2007, the Company had a receivable from LMC of $130,336 for performing administrative, geological and management functions on behalf of the Company. The Services Agreement requires that the Company maintain three months of working capital with LMC. During the most recently completed financial year, the sum of $753,250 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solictation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the Directors.

Management Contracts

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, formed to provide services at cost to the various public entities currently sharing office space with the Company. See "Interest of Informed Persons in Material Transactions - Services Agreement" above for further information.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

Audit Committee

The Audit Committee of the Board facilitates effective Board decision-making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are, Sargent Berner, William J. Witte and Kenneth R. Yurichuk. William J. Witte, Sargent H. Berner and Kenneth R. Yurichuk are "unrelated" directors. The Company has adopted a Charter, which mandates that a majority of the members of the Audit Committee be unrelated directors.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally

Independence of Members of Board

The Company's Board consists of seven directors, six of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Kenneth R. Yurichuk, A. Darryl Drummond, William J. Witte, Sargent H. Berner, and Peter Tinoco are independent. Although Andrew F. B Milligan is the Company's Chairman, his position is non-executive in nature and does not involve any duties relating to the management of the Company and is therefore considered an independent director. Stephen J. Wilkinson is not independent as he is the President and CEO of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company, on an annual basis directly to the independent directors of the Board without the presence of non-independent directors. The independent directors hold meetings after each director's meeting without the presence of the Chair and non-independent directors. During the year ended July 31, 2007, three such meeting were held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board. The Board has appointed Mr. Andrew F. B. Milligan, an independent director, as Chair of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Participation of Directors in Board Meetings

In the year ended July 31, 2007, six board meetings were held. The attendance record of each director for the board meetings held is as follows:

Name of Director	Number of Board Meetings Attended in the Most Recently Completed Financial Year
Andrew F. B. Milligan	3
Stephen J. Wilkinson	5
Sargent H. Berner	6
Frank A. Lang [(1)]	0
A. Darryl Drummond	3
William J. Witte	2
Kenneth R. Yurichuk	6
Pedro R. Tinoco [(2)]	1

(1) Frank A. Lang resigned from the Company's board of directors on January 18, 2007.

(2) Pedro R. Tinoco joined the Company's board of directors on April 13, 2007.

Board Mandate

The Board has adopted a Board of Directors Mandate, the text of which is attached as Schedule "B" to this Information Circular.

Position Descriptions

The Board has adopted position descriptions for the Chair of the Board, the CEO and for the chairs of each of its committees.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. a Board Manual which provides information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;
2. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
3. access to management and technical experts and consultants; and
4. information regarding significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Conduct (the "Code") that is posted on its website at www.valgold.com and under the Company's profile at www.sedar.com. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates. The independent members of the Corporate Governance and Compensation Committee are Sargent H. Berner, A. Darryl Drummond and Kenneth R. Yurichuk. The independent directors have control of the nomination process through their majority on the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The Corporate Governance and Compensation Committee has responsibility for reviewing compensation for the directors and senior management. The Corporate Governance and Compensation Committee makes recommendations to the Board which then has the power to approve or reject the compensation, which helps to ensure an objective process because the Board consists of a majority of independent directors.

To determine compensation payable, the Corporate Governance and Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent Corporate Governance & Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

As the directors are actively involved in the operations of the Company and the size of the Company's operations does not warrant a larger board of directors, the Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and each of its committees. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Corporate Governance and Compensation Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

VALGOLD RESOURCES LTD

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special General Meeting to be held on January 22, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:30 pm, Pacific Time, on January 18, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

27NO07088.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of ValGold Resources Ltd. (the "Company") hereby appoints: Stephen J. Wilkinson, or failing him Shannon M. Ross, or failing her Sargent H. Berner, or failing him Andrew F. B. Milligan

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of ValGold Resources Ltd. to be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on January 22, 2008 at 1:30 p.m. (Vancouver time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Stephen J. Wilkinson	☐	☐
02. William J. Witte	☐	☐
03. A. Darryl Drummond	☐	☐
04. Sargent H. Berner	☐	☐
05. Andrew F. B. Milligan	☐	☐
06. Kenneth R. Yurichuk	☐	☐
07. Pedro (Peter) R. Tinoco	☐	☐

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2. Appointment of Auditors

For ☐ Withhold ☐

Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year.

3. Auditor's Remuneration

For ☐ Against ☐

To authorize the Directors to fix Auditor's remuneration.

4. Stock Option Plan

For ☐ Against ☐

To consider and if thought fit, to pass an ordinary resolution to approve the adoption of a new stock option plan by the Company permitting the granting of incentive stock options for up to 10% of the issued and outstanding shares of the Company at the time of grant, as more fully set out in the Information Circular.

5. Authorize the Directors

For ☐ Against ☐

To consider and if thought fit, approve an ordinary resolution to authorize the Directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements or such other forms of financing as may be acceptable to the TSX Venture Exchange, such number of securities that exceeds 50% of the total number outstanding as at January 22, 2008, all as more fully set forth in the Information Circular.

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6. Transact Other Business

For ☐ Against ☐

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

034076 AR0 VLGQ

ANNUAL REQUEST FOR FINANCIAL STATEMENTS AND MD&A

NOTICE TO SHAREHOLDERS OF VALGOLD RESOURCES LTD.

In accordance with National Instrument No. 54-102, *Continuous Disclosure Obligations*, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and beneficial owners to request a copy of the reporting issuer's annual financial statements and management discussion & analysis, interim financial statements and management discussion & analysis, or both. If you wish to receive any or all of these materials, please complete and return this form to:

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Attention: Shareholder Communications

TO: VALGOLD RESOURCES LTD.

The undersigned certifies that he/she/it is a registered holder and/or beneficial owner of securities (other than debt instruments) of **ValGold Resources Ltd.** ("ValGold") and requests that he/she/it be placed on the ValGold's Financial Statement Mailing List in order to receive ValGold's (**check one or both**):

☐ Fiscal 2008 Annual Financial Statements and related Management Discussion and Analysis

☐ Fiscal 2008 Interim Financial Statements and related Management Discussion and Analysis

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address/City/Province/Postal Code

Preferred Method of Communication (check one): ? Mail ? E-mail ? Facsimile

____
E-mail Address (if applicable)

____
Facsimile Number (if applicable)

END

______________________________ ______________________________
Signature Date

Delivery of information provided for in this form to ValGold will be deemed to be consent to ValGold to collect such information and use it for the purpose stated above. You will be further deemed to have consented to ValGold disclosing such information to third party providers who provide, from time to time, mail and delivery services to ValGold.